UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to             .

Commission file number 001-10533

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIO TINTO ALCAN 401(K) SAVINGS PLAN FOR FORMER EMPLOYEES

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

5 Aldermanbury Square

London EC2V 7HR

United Kingdom

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RIO TINTO ALCAN 401(K) SAVINGS PLAN FOR FORMER EMPLOYEES

	By:	/s/ Patrick Keenan
Name: Patrick Keenan
Chief Financial Officer—Rio Tinto Kennecott Utah Cooper
Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: June 27, 2012

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Financial Report

December 31, 2011

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Benefit Governance Committee

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

We have audited the accompanying statement of net assets available for benefits of Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the Plan) as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Plan as of December 31, 2010, was audited by other auditors, whose report, dated June 29, 2011, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rio Tinto Alcan 401(k) Savings Plan for Former Employees as of December 31, 2011, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of delinquent participant contributions as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Minneapolis, Minnesota

June 27, 2012

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Investments at fair value (Notes 4, 5 and 6):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$37,218,185	$—
Investments, at fair value	—	21,579,099
Dividends receivable	27,572	—
Net assets available for benefits, at fair value	37,245,757	21,579,099

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(289,595)	(154,764)
Net assets available for benefits	$36,956,162	$21,424,335

See Notes to Financial Statements.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

Investment results (Note 4):
Income on Plan’s investments, prior to the transfer into the Rio Tinto America Inc.
Savings Plan Trust:
Net appreciation in fair value of investments	$855,467
Interest and dividends	65,074
920,541

Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment loss	(1,553,544)
Total investment results	(633,003)

Benefits paid to participants	(4,779,334)
Net decrease before transfers	(5,412,337)

Transfers (Note 1):
From the Alcan Global Pharmaceutical Packaging Collectively Bargained Retirement Savings Plan	1,556,931
From the Alcan 401(k) Savings Plan for Union Employees	13,273,100
From the Alcan Retirement and Savings Plan for Non-Union Employees	6,114,133
Total transfers	20,944,164

Net increase after transfers	15,531,827

Net assets available for benefits:
Beginning of the year	21,424,335
End of the year	$36,956,162

See Notes to Financial Statements.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 1.                                  Description of the Plan

The following description of the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the Plan) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering former employees of a wholly owned subsidiary of Rio Tinto plc (the Parent, Company or Plan Sponsor) with balances in the Alcan Pharmaceutical Packaging Retirement Savings Plan, Alcan Global Pharmaceutical Packaging Collectively Bargained Retirement Savings Plan, Alcan Retirement and Savings Plan for Non-Union Hourly Employees and Alcan 401(k) Savings Plan for Union Employees. Eligibility for the Plan is governed by the requirements that were in place at the time the participant was eligible for that specific plan. Refer to the plan document for further details.

The former name of the Plan was the Alcan Global Pharmaceutical Packaging Retirement Savings Plan. The Plan has appointed State Street Bank & Trust Company (State Street) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective April 1, 2011, the assets of the Plan were transferred into the Rio Tinto America Inc. Savings Plan Trust (the Master Trust). The Master Trust was established July 12, 2010, to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto America Inc. (and its subsidiaries).

Contributions: The Plan does not allow participant or Company contributions.

Participant accounts: Each participant’s account is credited with an allocation of plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate their account balances among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (ADRs). All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances invested in one fund, transferred to another fund, or in any combination.

Vesting: Participant vesting is governed by the underlying vesting schedules of the plan they were participating in at the time of termination with the Parent.

Payment of benefits: All participants are immediately eligible for distributions. The distribution will be equal to the value of the participant’s vested interest in the Plan. Participants or beneficiaries will be paid in accordance with the provisions of the Plan at the time of termination.

Transfers: Effective April 1, 2011, plan assets totaling approximately $1,557,000 of the Alcan Global Pharmaceutical Packaging Collectively Bargained Retirement Savings Plan were merged into the Plan. Effective December 1, 2011, plan assets totaling approximately $13,273,000 and $6,114,000 of the Alcan 401(k) Savings Plan for Union Employees and Alcan Retirement and Savings Plan for Non-Union Employees, respectively, were merged into the Plan.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 1.           Description of the Plan (Continued)

Forfeitures: At December 31, 2011, forfeitures were insignificant. If a distribution of a participant’s account is outstanding for 181 days or more and reasonable efforts were made to locate the participant, such participant’s benefit is forfeited. Any forfeitures from the Master Trust can be utilized to reinstate benefits should a participant or beneficiary make a claim for the forfeited benefit.

Note 2.                                  Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2011, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 2.                                  Summary of Significant Accounting Policies (Continued)

New accounting pronouncement: In May 2011, the Financial Accounting Standards Board issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a significant effect on the Plan’s financial statements or disclosures.

Note 3.                                  Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements net of assets available for benefits present the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Note 4.                                  Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has an undivided interest in the Master Trust. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions, allocated investment loss and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 6.8 percent as of December 31, 2011. The Master Trust also includes the investment assets of the following retirement plans:

•                  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan

•                  Kennecott Utah Copper 401(k) Savings Plan for Represented Hourly Employees

•                  U.S. Borax Inc. 401(k) Savings and Retirement Contribution Plan for Represented Hourly Employees

The following is a summary of the Master Trust assets as of December 31, 2011:

Investments:
Mutual funds	$330,260,110
Stable value fund	168,540,617
Rio Tinto plc common stock ADRs	48,415,374
Interest-bearing cash	2,156,593
Total investments	$549,372,694

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 4.                                  Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The net investment loss of the Master Trust for the year ended December 31, 2011, is summarized as follows:

Interest and dividends:
Mutual funds	$3,330,382
Rio Tinto plc common stock ADRs	1,075,696
Interest-bearing cash	377
Net appreciation (depreciation):
Mutual funds	(12,898,805)
Stable value fund	3,027,306
Rio Tinto plc common stock ADRs	(20,536,646)
Total investment loss	$(26,001,690)

Note 5.                                  Investments

The following investments represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2010:

Mutual funds:
American Funds EuroPacific Growth Fund	$3,890,278
Vanguard Small Cap Growth Index Fund	3,143,631
Vanguard 500 Index Investor Fund	2,888,672
PIMCO Total Return Fund	2,480,947
American Funds Growth Fund of America	1,655,506
Vanguard LifeStrategy Conservative Growth	1,140,273
Stable value fund:
Vanguard Retirement Savings Trust	3,930,211

Note 6.                                  Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:           Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:           Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:           Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 6.           Fair Value Measurements (Continued)

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Mutual funds are valued at quoted market prices for identical assets in active markets for the shares held by the Plan at year-end.

Stable value fund: The stable value fund is valued based upon the per share net asset values of the underlying securities.

Common collective fund: The common collective fund is valued at the underlying net asset value per unit, which is based on the fair values of the underlying funds. Investments held by the common collective fund are valued on the basis of valuations furnished by a pricing service approved by the fund investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the investment manager.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are valued at the closing price reported on the active market on which individual securities are traded.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

The following table sets forth, by level, within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$135,216,942	$—	$—	$135,216,942
Mid cap	41,301,152	—	—	41,301,152
Small cap	34,936,542	—	—	34,936,542
International	43,614,747	—	—	43,614,747
Blended investment	14,039,481	—	—	14,039,481
Bond investments	61,151,246	—	—	61,151,246
Stable value fund	—	168,540,617	—	168,540,617
Rio Tinto plc common stock ADRs	48,415,374	—	—	48,415,374
Interest-bearing cash	2,156,593	—	—	2,156,593
	$380,832,077	$168,540,617	$—	$549,372,694

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 6.           Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$8,689,414	$—	$—	$8,689,414
Blend funds	3,763,039	—	—	3,763,039
Bond funds	2,480,947	—	—	2,480,947
Allocation funds	1,340,563	—	—	1,340,563
Value funds	881,110	—	—	881,110
Target date funds	402,050	—	—	402,050
Money market funds	61,744	—	—	61,744
Other funds	30,021	—	—	30,021
Stable value fund	—	3,930,211	—	3,930,211
	$17,648,888	$3,930,211	$—	$21,579,099

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using net asset value (NAV) per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV. The following table includes categories of investments where NAV is available as a practical expedient.

	Fair Value as of December 31		Redemption	Redemption
	2011	2010	Frequency	Notice Period
Stable value fund:
Invesco stable value fund (a)	$168,540,617	$—	Daily	None
Vanguard retirement savings trust (a)	—	3,930,211	Daily	None

(a)          The primary objective of the fund is to seek the preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

Note 7.                                 Parties-in-interest Transactions

The Master Trust is managed by State Street. Therefore transactions within the Master Trust qualify as party-in-interest transactions. Fees paid by the Master Trust or Plan for investment management services were included as a reduction of the return earned on each investment. In addition, the Master Trust invests in Rio Tinto plc common stock ADRs.

During the year ended December 31, 2011, the Plan had transactions with Affiliated Computer Services, Inc., the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 8.                                  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 9.                                  Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 1, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes. The Plan adopted this new guidance for the year ended December 31, 2009. The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax- exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

Note 10.                           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the Form 5500 as of December 31:

	2011	2010
Net assets available for benefits as presented in these financial statements	$36,956,162	$21,424,335
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	289,595	154,764
Net assets available for benefits as presented in the Form 5500	$37,245,757	$21,579,099

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements to the Form 5500:

Year Ended
December 31,
2011

Net decrease in net assets as presented in these financial statements	$(5,412,337)
Subtract adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2010	(154,764)
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts for 2011	289,595
Net decrease in net assets as presented in Form 5500	$(5,277,506)

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Schedule H, Line 4a—Schedule of Delinquent Participant Contributions

December 31, 2011

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions			Total Fully Corrected
		Contributions		Under Voluntary
		Corrected		Fiduciary Correction
		Outside	Contributions	Program (VFCP)
		National Family	Pending	and Prohibited
Check Here if Late Participant	Contributions	Caregiver	Correction in	Transaction
Loan Repayments Are Included: ☐	Not Corrected	Program	VFCP	Exemption 2002-51

2011	$—	$—	$—	$555,731

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm